SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: Naftoport Protects Global Petroleum Supply Chain with NICE Security Solutions, Dated June 2, 2014

99.2	Press Release: NICE Solutions Help Secure the World’s Largest Soccer Tournament, Taking Place in Brazil, Dated June 4, 2014

99.3	Press Release: The End of the Customer Service Run-around: Journey Optimization Reduces Headaches for Both Companies and Customers, Dated June 9, 2014

99.4	Press Release: NICE Introduces New Text-to-911 Logging Solution for Next Gen Emergency Communications Worldwide, Dated June 10, 2014

99.5	Press Release: NICE Again Named Leading Contact Center Workforce Optimization Vendor by DMG Consulting, Dated June 10, 2014

99.6	Press Release: NICE Safe City Solutions Deployed in Glasgow to Bolster Security, Safety, and Operations Management, Dated June 11, 2014

99.7	Press Release: NICE Actimize Recognized in Analyst Firm’s 2014 Enterprise Fraud Management Market Impact Report, Dated June 11, 2014

99.8	Press Release: NICE to Discuss Securing Major Sporting Events and Combatting Crime with Social Media at IFSEC International 2014, Dated June 12, 2014

99.9	Press Release: NICE Actimize Anti-Money Laundering Poll Finds Only 48 Percent of Financial Institution Respondents Believe They Have a Strong Culture of Compliance, Dated June 17, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated: July 8, 2014

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: Naftoport Protects Global Petroleum Supply Chain with NICE Security Solutions, Dated June 2, 2014

99.2	Press Release: NICE Solutions Help Secure the World’s Largest Soccer Tournament, Taking Place in Brazil, Dated June 4, 2014

99.3	Press Release: The End of the Customer Service Run-around: Journey Optimization Reduces Headaches for Both Companies and Customers, Dated June 9, 2014

99.4	Press Release: NICE Introduces New Text-to-911 Logging Solution for Next Gen Emergency Communications Worldwide, Dated June 10, 2014

99.5	Press Release: NICE Again Named Leading Contact Center Workforce Optimization Vendor by DMG Consulting, Dated June 10, 2014

99.6	Press Release: NICE Safe City Solutions Deployed in Glasgow to Bolster Security, Safety, and Operations Management, Dated June 11, 2014

99.7	Press Release: NICE Actimize Recognized in Analyst Firm’s 2014 Enterprise Fraud Management Market Impact Report, Dated June 11, 2014

99.8	Press Release: NICE to Discuss Securing Major Sporting Events and Combatting Crime with Social Media at IFSEC International 2014, Dated June 12, 2014

99.9	Press Release: NICE Actimize Anti-Money Laundering Poll Finds Only 48 Percent of Financial Institution Respondents Believe They Have a Strong Culture of Compliance, Dated June 17, 2014